January 14, 2011

VIA EDGAR AS CORRESPONDENCE
U.S Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Eric Atalla

Re:  Titan Energy Worldwide, Inc. (the “Company”)
        Form 10-K for year ended December 31, 2009
        File No. 0-26139

Dear Mr. Atallah:

We are responding on behalf of the Company to your comment letter dated December 9, 2010.  Attached herewith are the Company’s responses to each of your comments.

Please confirm that each of our responses adequately responds to your comment letter.  As disclosed herein, we plan to incorporate your comments in the Company’s 10-K due to be filed by March 31, 2011.

Thank you.

Sincerely,

\s\Arthur S. Marcus
Arthur S. Marcus

Titan Energy Worldwide
55820 Grand River. Suite 225
New Hudson, MI 48165

January 14, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Mr. Eric Atallah

Re:  Titan Energy Worldwide Inc. 10-K for year ended December 31, 2009

Dear Mr. Atallah:

By signing this letter, the Company hereby acknowledges that:

•       The Company is responsible for the adequacy and accuracy of the disclosure in the fillings;
•       Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James J. Fahrner
Name: James J. Fahrner
Title: CFO

Titan Energy Worldwide, Inc
January 14, 2011
Comment 1

Item 1 Description of Business, page 3 and 25

These sections will be revised as follows in future filings:

The Company’s use of “Non-GAAP Financial Measures” in this Annual Report on Form 10K. A Non-GAAP financial measure refers to a numerical measure that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable financial measures calculated in accordance with GAAP in our Financial Statements. In its Annual Report, we provide a Non–GAAP earnings amount as additional information.  These non-GAAP measures use Earnings before Interest, Income Taxes, Depreciation and Amortization (EBITDA) and also exclude non-cash share-based compensation and payments. Management uses these Non-GAAP measures for internal reporting and for forecasting on future cash flow. We have provided these Non-GAAP financial measures in addition to the GAAP financial net loss from continuing business because we believe that these Non-GAAP earnings provide useful information to investors and debt holders in assessing our liquidity position due to the following factors:

•
We believe that investor and debt holders use EBITDA as a standard to judge the Company’s ability to pay its obligations.  We believe that many potential investors will not invest if the Company does not have a positive EBITDA position or is not making progress in a positive trend.

•
Although stock-based compensation and payments are an important aspect of the compensation to our employees, executives and certain advisors, these stock-based compensation and payments are fixed at the time of grant, amortize over a period of several years based on the stock-based instrument, and generally cannot be changed or influenced by Management after the grant. These expenses do not require the outlay of cash to settle the obligation.

•	Depreciation is a non-cash charge that reduces earnings but not cash outlay.
•
Amortization of our intangibles is result of our business acquisitions. Amortization is a fixed costs as of the time of an acquisition and then amortized over several periods and generally cannot be changed or influenced by management after the acquisition

•
Amortization of debt discount, deferred financing costs and beneficial conversion features are the result of raising convertible debt with features such as warrants and beneficial conversion features, which requires estimating the value of each components based on our stock prices on the date of issuance.  These expenses do not result in a cash settlement.

Pursuant to SEC requirements, we have provided below a reconciliation of our Non-GAAP to the most directly comparable amount. These Non-GAAP financial measures are not prepared in accordance with GAAP. These measures may differ from Non- GAAP information, even where similarly titled or used by other companies and therefore should not be used to compare our earnings to that of any other companies. The presentation of this information is not meant to be considered in isolation or as substitute for our Earnings in accordance with GAAP.

	2009	2008
GAAP -Net Loss Continuing Operations	$(1,365,320)	$(1,152,756)
Add
Interest Expense	86,758	46,545
Shared base compensation and payments	183,614	25,317
Amortization of intangible assets	94,119	78,619
Amortization of debt discount, deferred financing
and Beneficial Conversion Feature	274,632	12,605
Depreciation	74,333	54,398
Non-GAAP loss from continuing operations	$(651,864)	$(935,272)

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Titan Energy Worldwide, Inc
January 14, 2011

Comment 2

Results of Operations, Page 23

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

To the extent practicable, we will quantify the explanation in our MDA as required by Item 303 (A)(3) of Regulation S-K in all our future filings beginning with our Annual Report on form 10K which is due on March 31, 2011.

Comment 3

Liquidity and Capital Resources, page 24

We made a decision to re-price the warrants of certain brokers who were issued the warrants as part of their consideration for raising capital for the Company. As a result of the decline in our stock price, we voluntarily agreed to reduce the warrant exercise price.  These brokers have worked with the Company in helping to raise capital and we will continue to work with them in the future; both as existing note and stock holders as well as future clients of the Company. No request was made by the brokers to lower the exercise price.

Comment 4

Item 8. Financial Statements, page 27

Consolidated Statements of Operations, page F-3

We will reclassify all share based payments to their appropriate line items in accordance SAB Topic 14-F. We will use the MD&A section to disclose the amount of share based compensation and payments that is included in each line of the financial statement.

Comment 5

Consolidated Statement of Cash Flow, page F-6

We will revise our statement of cash flow to be in accordance with paragraph 230-10-45-28 through 32 of the FASB Accounting Standards as it relates to discontinued operations. This will be done in our Form 10K for the year ended December 31, 2010, which is due on March 31, 2011.

Comment 6

Note 1-Background and Summary of Significant Accounting Policies, page F-7

Going Concern, page F-8

We respectfully disagree with SEC staff that our disclosure in this footnote is not a measure of a Non-GAAP item. The total accumulated deficit is disclosed with an explanation of unusual items that account for the large balance. We are concerned that the readers of our financial statements may assume that our accumulated deficit is solely the result of operating losses.  Accordingly, we feel this is meaningful disclosure. We are required to provide a two year Statement of Shareholders’ Equity, which will not show these transactions as they occurred in 2007.

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Titan Energy Worldwide, Inc
January 14, 2011

Comment 7

Revenue Recognition, page F-9

Our sales arrangements generally will require the customer to make an advance deposit. The deferred revenue is the result of billing the customer to produce an invoice for the customer to support the payment of the deposit. We also have long-term maintenance agreements that the customer may elect to prepay in advance. We do not recognize the revenue until the work is performed. We will revise the revenue recognition footnote to disclose that the significant terms of our sales arrangements, including situations where we require the customer to pay a deposit in future filings, inclusive of our 10K for December 31, 2010, due to filed by March 31, 2011.

Comment 8

Loss per Share, page 11

We will amend our future filings to include a table of our potentially diluted shares for each of our securities as follows for 2009:

Common Share
Equivalent
2009
411.5 Units of Preferred D conversion	9,569,767
Conversion of 8% Convertible Debt and warrants	8,408,911
Stock warrants	1,638,654
Conversion of the 10% Convertible Debt and warrants	847,192
Stock options	229,444
20,693,968

We will also provide a description of each of these securities and explain how the common share equivalent was derived.

Comments 9 and 10

Segment Reporting – page F-11

Pursuant to the criteria set forth in paragraph 280-10-50-1 through 9 of the FASB Accounting Standard Codification, the Company believes it was only operating in a single segment as the servicing of generators was a necessary component of selling the generators.  However, as we continue to grow we believe that we are now in two operating segments; Power Distribution (consisting of Emergency and Back-Up Systems and Renewal Energy Solutions) and Energy Services (Maintenance and Service program, Demand Response and Energy Efficiency audits).

In the Power Distribution area, we sell equipment to Electrical Contractors and Development Managers to serve the end use customer with additional electrical power. We resell this equipment that we purchase from manufacturers under distribution agreements.

Our Energy Service Segment sells its program directly to the end user of the power distribution equipment. Our services can be structured in long-term preventive maintenance or emergency services only. Our demand response program will assist the end use customer to achieve better control of its energy costs through interruptible rate programs. We are in the process of developing new technology which is scheduled to be introduced in 2011.

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Titan Energy Worldwide, Inc
January 14, 2011

The individuals that make the decisions as to whether the Company operates in different segments are the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer as a group.  The Company primarily conducts sales in North America, however a small portion of the Power Distribution segment which includes sales to the Caribbean and South America (less than 10% of total revenue). Part of our expansion program is to sell more products into this geographic region. The Company has disclosed a significant customer in prior filings, which at times exceeds 10% of our revenues. All our assets are held in the United States. We will add a footnote to our 10K for the year ending December 31, 2010 that will address this segment information.
Comment 11

Note 2-Discontinued Operations page F-11

The Company did not comply with 205-20-45-10 as the Company felt that the amounts at December 31, 2009 were immaterial.  We had only $745.00 of cash and accounts payable of $58,061, for which the parent company of TEDI was assuming responsibility. The assets and liabilities at December 31, 2008 were material and we did disclose the amounts in the footnote. At September 30, 2009, the intangible assets, customer list and goodwill were fully impaired and were charged to operation. The customer list was given to another party as part of the settlement of the alleged violation of a confidentiality agreement.

Comment 12

The reconciliation of the footnote to our Statement of Income consisted is as follows:

Net Loss per Footnote 2	$193,505
Impairment of goodwill and customer list	1,146,087
Loss from operations	1,339,592
Loss from settlement of litgation	187,213
Statement of Operations	$1,526,805

Comment 13

Note 4- Notes Payable. Page F-13

The Company believes its Convertible Debt accounting is in accordance with FASB Codification section 470-20-25-1 through 470-20-25-5.  Our footnote shows the total unamortized discount on all of our debt. The $100,000 carrying value of these notes had an unamortized discount at December 31, 2009 was $36,042, which when subtracted from the $100,000 results in a balance sheet value of $63,958.

Comment 14

The Company values the convertible debt issue between June and August 2011 in accordance with FASB codification section 470-20-25-4c including, instruments with beneficial conversion features that are convertible into multiple instruments. The Company does not believe that FASB codification Section 815-40 applies to these convertible notes as 815-40-25-1 and 815-40-25-2 indicates that the convertible features of these notes should be treated as a liability as the decision to convert is at the option of debt holder.

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Titan Energy Worldwide, Inc
January 14, 2011

Comment 15

Note 5- Accrued Liabilities, page F-14

The balance of “accrued liabilities other” consists of the following items:

	2009	2008
Amount payable for NY office	$80,000	-
Guaranteed stock warrant liability	125,000	-
Accrued costs on completed jobs	128,684	$153,254
Accrued sales tax	32,990	25,548
Total accrued other	$366,674	$178,802

Comment 16

Note 6 – Income Taxes, page F-14

The following is our proposed revised disclosure for income taxes:

The Company’s effective income tax rate of 0.0% differs from the federal rate of 34% for the reasons set forth below for the years ended:

	2010	2009
Continuing Operations
Income taxes at the statutory rate	$-	$(464,208)
Valuation Allowance	-	391,803
Permanent differences and other	-	72,405
Total income taxes continuing operations	$-	$-
Discontinued Operations
Income taxes at the statutory rate	$-	$(519,114)
Valuation Allowance	-	112,415
Permanent differences and other	-	406,699
Total income taxes discontinue operations	$-	$-
The following chart shows the components of the Company total income tax provision from continuing operations:

	2010	2009
Current expense		-
Deferred benefit		(464,208)
Change in valuation		464,208
Total		-

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Titan Energy Worldwide, Inc
January 14, 2011

The tax effect of primary temporary differences giving rise to the Company deferred tax assets and liabilities for the years ended December 31, 2010 and 2009 are as follows:

Deferred Income Taxes	2010		2009
	Asset	Liability	Asset	Liability
Depreciation				$4,266
Amortization			$26,433
Non qualify stock option expense			14,390
Operating losses carry forward			3,996,889
Beneficial Conversion Feature			30,816
Stock warrants for services			32,745
Valuation Allowance			(4,101,273)	(4,266)
Total net deferred tax asset liability	$-	$-	$-	$-

The Company recorded a valuation allowance to fully offset the deferred tax asset and liability based on the fact that the Company has not recognized taxable income since its inception.

At December 31, 2010, the Company had consolidated federal NOLs of $11,109,683. The expiration date of these net operating losses are as follows:
2019	$104,604
2020	656,464
2021	1,700,703
2022	72,209
2023	451,382
2024	262,795
2025	385,410
2026	911,684
2027	2,213,278
2028	1,543,573
2029	2,807,561
2030
$11,109,663

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Titan Energy Worldwide, Inc
January 14, 2011

Comment 17

Note 10- Stock Options, page F-15

The Company will include in its Form 10-K for the year ended December 31, 2010 the disclosure required by FASB Codification 718-10-50-2(f)(2) related to excepted volatility.

Comment 18

Note 12 – Common Stock Warrants pageF-16

We did not make an entry for this modification. In reviewing the literature we should have compared the value of warrants before the adjustment compared to after the adjustment. When we performed the calculation the impact was $29,725. This amount would have been charged as an expense and a credit to APIC. We believe no adjustment is necessary as it represents less than 1% of our net loss and only ..1% of the APIC. Also the total shareholders equity would have no impact since these items would offset.

Comment 19

Note 14- Fair Value, page F-15

We will evaluate in future filings whether to provide the disclosure relating to the fair value of our long-term debt. At December 31, 2009, the Company had no long-term debt that would have require disclosure under FASB codification 820-10-50-1 and 2.

Comment 20 and 21
Item 9A (T): Controls and Procedures –page 28

We will review and change our reports to comply with your comments in question 20 & 21.

Comment 22

Item 11 Executive Compensation, page 30

We will include the table required by Regulation S-K Item 402(n) in our future filings.  The amounts in the table disclosed in our 10-K for the period ending December 31, 2009 represents total value.

Comment 23

We will include the disclosure required by Instruction 1 to Item 402(b)(2)(v) and (n)(2)(vi) of Regulation S-K in our future filings.

Comment 24

Mr. Fahrner’s employment agreement was superseded by his consulting agreement. We will remove this document as an exhibit in our future filings. Mr. Fahrner has now returned to being classified as a full-time employee as of October 1, 2010; however, he does not have an employment contract at this time.

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Titan Energy Worldwide, Inc
January 14, 2011
Comment 25

Item 12, Security Ownership, page 32

In the first quarter of 2010, the outstanding shares of the Company common stock increased to 24,395,081 shares due primarily to the conversion of preferred series D stock to common stock. Under Section 16 of the Exchange Act, Mr. Rountree and Mr. Grohmann are not required to file any statement. We have contacted these shareholders and confirmed their holding to be less than 10%.

Comment 26

We will review our Exhibit index and identify the location of all previously filed documents.

Comment 27

We will file this agreement with our Form 10K for the period ending December 31, 2010 which is due on March 31, 2011.

Comment 28

We respectfully state that Ex 23.1 for the year ended December 31, 2009 refers to the Consent of UHY LLP. No securities have been issued under the S-8 filed on 11-72006 by Safe Travel Care, Inc. We will review if this consent is necessary in our Form 10-K for 2010.

Comment 29

Please be advised that the stock options were not registered on Form S-8.  If these options where exercised the holders would receive restricted stock.

Comment 30

Exhibit 31.1 and Exhibit 31.2

We will change all the references to “the registrant” to conform to the language set forth in Item 601(b)(31) of Regulation S-K.

Comment 31

Form 10-Q for quarter ended September 30, 2010

Gong concern page 8

We will remove this reference to an adjusted net loss from this section and only discuss this item in MDA with proper disclosure as set forth in Comment 1 above.

Comment 32

Note 3 –Note Payable, page 12

In accordance with FASB Codification section 470-2-25-4 we computed the beneficial conversion feature at commitment date for each of these notes after allocating the portion of the proceeds for the value of the warrants and determined that the effective conversion rate for each note is to be derived from the intrinsic value of the BCF. These notes have various options to be converted, however they can all be converted at maturity and we use this fact in determining the value of the BCF.

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Titan Energy Worldwide, Inc
January 14, 2011

Comment 33

12-Subsequent Event-Acquisition, page 18

We determined that the contingent payments on this transaction have a remote chance of being realized because the main purpose of this transaction was to acquire technology that is in the development phase. This technology will not be introduced until the middle of 2011 and it acceptance rate will require before significant revenue is realized.  Stanza currently has one major customer which had total sales for the calendar year 2010 of $375,000. This customer has an annual contract with no guarantee of renewal.  Our current forecast, even in the most optimistic case does not reach the threshold of $3,000,000 for the two years ended December 31, 2012. Therefore, under FASB codification section 850, we believe assigning no value to the contingent payments is appropriate.

Comment 34

Item2. Management’s Discussion and Analysis and Results of Operations, page 19

The difference of $1,062,932 and the $965,121 is depreciation of $63,807 which is a non-cash item and does not affect the Company’s liquidity. We do not include depreciation in our reconciliation of Non-GAAP Net loss because it is a normal operating item. However, this leaves an unexplained difference of $34,004. We believe this was an error and the correct number should have been $999,125. We also feel that the close proximity of these numbers would be confusing to the reader and in the future we will disclose the GAAP net lost in this paragraph.

Comment 35

Part II

Item 2. Unregistered Sales –page 27

The Company intends to file one 8K disclosing all convertible notes issues during the fiscal year.  The Company apologizes for the failure to file 8K’s as the notes were sold.

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